SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2015

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Announcement  |  Lisbon  |  6 March 2015

Material fact disclosed by Oi

Portugal Telecom, SGPS S.A. hereby informs on the Material fact disclosed by Oi, S.A., according to the company’s announcement attached hereto.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Luis Sousa de Macedo Investor Relations Director pt-ir@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Public-Held Company

MATERIAL FACT

CVM Authorization and Shareholders’ Meeting to Vote on the Exchange and Option
Transactions

Oi S.A. (“Oi” or the “Company” - Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), pursuant to art. 157, §4º of Law No. 6,404/76 and CVM Instruction No. 358/02, informs its shareholders and the market in general, that, on this date, the Company was advised that the Joint Committee of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários — CVM) approved on March 4, 2015 the Company’s authorization request for the exchange and option transactions with Portugal Telecom SGPS S.A. (“PT SGPS”) (the “Exchange” and “Option”, respectively), related to the investments made by PT SGPS in commercial paper issued by Rio Forte Investments, S.A.

The Joint Committee of the CVM unanimously authorized the completion of the Exchange and the Option, in accordance with the terms of the definitive agreements signed among Oi, Telemar Participações S.A. and PT SGPS on September 8, 2014, subject to the following conditions: (1) the approval by the shareholders of Oi in a general meeting (other than PT SGPS, which cannot vote); and (2) the granting of voting rights to the preferred shareholders in this shareholders’ meeting.

Given the decision by the Joint Committee of the CVM, Oi’s Board of Directors will call, in the next days, an extraordinary shareholders’ general meeting to vote on the Exchange and the Option.

The Company will keep its shareholders and the market in general informed of any relevant subsequent events related to the Exchange and the Option.

Rio de Janeiro, March 6, 2015.

Oi S.A.

Bayard De Paoli Gontijo

Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2015

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.